Exhibit 99

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RiT TECHNOLOGIES REPORTS Q3 2007 RESULTS
Cost-Cutting Program Implemented To Accelerate Return to Profitability –

Tel Aviv, Israel – October 31, 2007 – RiT Technologies (NASDAQ: RITT) today announced unaudited financial results for the third quarter and nine-month period ended September 30, 2007.

Revenues for the third quarter of 2007 were $4.9 million compared to $4.1 million for the second quarter of 2007 and $6.1 million for the third quarter of 2006.

The results for the quarter include a one-time write-off of $1.5 million for slow-moving inventory reflected in Cost of Sales. Including this write-off, the net loss for the quarter was $2.8 million, or $0.19 per basic and diluted share, including non-cash share-based compensation expense of $5,000. This compares with a net loss of $0.2 million, or $0.01 per basic and diluted share, recorded in the third quarter of 2006 which included non-cash share-based compensation expense of $70,000.

Revenues for the first nine months of 2007 were $14.5 million compared with $18.0 million in the first nine months of 2006. Net loss for the period, including the abovementioned one-time inventory write-off, was $5.4 million, or $0.37 per basic and diluted share, which included non-cash share-based compensation expense of $219,000. This compared with a net loss of $1.7 million, or $0.11 per basic and diluted share, for the first nine months of 2006, which included non-cash share-based compensation expense of $196,000.

Commenting on the results, Doron Zinger, President and CEO, said, “Our revenues for the third quarter were lower then we expected, due both to delays in several substantial Enterprise orders that we had expected to close during the third quarter and the continued long sales cycle of potential Carrier deals. With nine months sales weaker than originally projected, especially of our Carrier Products, during the third quarter we took a one-time inventory write-down in the amount of $1.5 million to account for excessive and slow-moving inventories.”

Mr. Zinger continued, “Although we believe strongly in our long-term prospects, our current situation has dictated a need for the flexibility that we can only attain through a reduced cost structure. As a result, we have recently implemented a plan designed to reduce our expenses by nearly 25% per year, including a decrease of more than 30% of our workforce, primarily in R&D, operations and administration. This has been a very painful, but necessary, step that will make a positive impact on our results beginning in the first quarter of 2008. We have taken one-time expenses of $0.4 million this quarter to account for the process, a sum that was distributed across Cost of Sales, R&D, Sales & Marketing and General & Administrative categories.”

Mr. Zinger concluded, “Our work plan for the quarters ahead includes a continued strong focus on OEM channels, which already account for a significant and growing portion of our Enterprise sales. Our OEM partners are helping educate the market regarding the value of infrastructure management systems, and extending our marketing reach into new industries and regions. We believe their success, coupled with the demand we see in our markets and the success of our cost-cutting program, will position us to continue carrying out our long-term strategies and to build the Company to its full potential.”

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Conference Call Details
The Company will host a conference call to discuss these results today, Wednesday, October 31st, at:

10:00 a.m. Eastern Daylight Time 9:00 a.m. Central Daylight Time 8:00 a.m. Mountain Daylight Time 7:00 a.m. Pacific Daylight Time 16:00 Israel Time

To participate, please call one of the following teleconferencing numbers approximately 5-10 minutes prior to the scheduled start of the call:

U.S. (toll free) - 1-888-281-1167 International - +972-3-918-0687

To participate in the webcast of the call, please log-in about 5-10 minutes prior to the start of the call as follows: http://www.videonewswire.com/event.asp?id=41228

For those unable to participate, the teleconference will be archived for replay for 14 days at the same url address, beginning 12 o’clock noon (EDT) the day of the call. Note: Participants in the webcast may submit questions to be addressed in the conference call in advance by email to: simonag@rit.co.il, by phone -: +972-3-766-4249 or fax – +972-3-647-4115.

About RiT Technologies
RiT is a leading provider of physical network infrastructure control and management solutions. Deployed in the networks of many of the world’s largest carriers and enterprises, its pioneering, fast-ROI products have proven their ability to simplify service deployment and provisioning, enhance troubleshooting accuracy, reduce infrastructure maintenance costs, enhance physical layer security and enable cost-effective service qualification and verification.

RiT is a member of the RAD group, a world leader in communications solutions. For more information, please visit our website: www.rittech.com

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In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate”, “forecast”, “target” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Simona Green
VP Finance
+972-3-766-4249
simonag@rit.co.il

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CONSOLIDATED BALANCE SHEETS

	September 30, 2007 (Unaudited) US$ (in thousands)	December 31, 2006 (Audited) US$ (in thousands)

Assets
Current Assets
Cash and cash equivalents	2,435	6,515
Trade receivables, net	3,238	4,485
Other current assets	533	474
Inventories	4,469	7,567
Total Current Assets	10,675	19,041

Assets held for severance benefits	1,941	1,919

Property and Equipment
Cost	3,385	2,942
Less - accumulated depreciation	2,564	2,141
	821	801

Total Assets	13,437	21,761

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	2,487	6,107
Other payables and accrued expenses	2,465	2,088
Total Current Liabilities	4,952	8,195

Long-term Liability
Liability in respect of employees' severance
benefits	2,447	2,398
Total Liabilities	7,399	10,593

Shareholders' Equity
Share capital	389	388
Treasury stock	(27)	(27)
Additional paid-in capital	32,390	32,127
Accumulated deficit	(26,714)	(21,320)
Total Shareholders' Equity	6,038	11,168

Total Liabilities and Shareholders' Equity	13,437	21,761

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CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in thousands except for per share information)

	For the three months ended September 30,		For the nine months ended September 30,
	2007	2006	2007	2006

Sales	4,937	6,062	14,539	17,981
Cost of sales	4,064	3,033	9,333	9,654
Gross profit	873	3,029	5,206	8,327

Operating costs and expenses:
Research and development:
Research and development, gross	1,349	1,055	3,621	3,096
Less - royalty-bearing participation	-	73	110	73
Research and development, net	1,349	982	3,511	3,023

Sales and marketing	1,759	1,793	5,458	5,601
General and administrative	589	510	1,684	1,560
Total operating expenses	3,697	3,285	10,653	10,184

Operating Loss	(2,824)	(256)	(5,447)	(1,857)
Financial income, net	-	74	53	203

Net Loss	(2,824)	(182)	(5,394)	(1,654)

Basic net loss per ordinary share	(0.19)	(0.01)	(0.37)	(0.11)

Diluted net loss per ordinary share	(0.19)	(0.01)	(0.37)	(0.11)

Weighted average number of ordinary shares, used to compute basic net loss per ordinary share	14,680,922	14,639,683	14,667,000	14,626,954

Weighted average number of ordinary
shares, used to compute diluted loss per
ordinary share	14,680,922	14,639,683	14,667,000	14,626,954

RiT Technologies Ltd. 24 Raoul Wallenberg St., Tel Aviv 69719, Israel Tel: +972-3-645-5151 Fax: +972-3-647-4115